UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Bosan Participações S.A.

Appraisal report of the net book equity evaluated according to the accounting books on June 30, 2020

Appraisal report of the net book equity evaluated according to the accounting books

To the Shareholders and Officers Bosan Participações S.A.

Auditing firm

1.                        PricewaterhouseCoopers Auditores Independentes, professional partnership, located in the city of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, No. 1400, 9th, 10th, 13th, 14th, 15th, 16th and 17th floors, Torre Torino, Água Branca, enrolled with the Corporate Taxpayers’ Registry with the Ministry of Economy (“CNPJ/ME”) under number 61.562.112/0001-20, registered with the Regional Accounting Council of the State of São Paulo under No. 2SP000160/O-5, with its Articles of Incorporation registered with the 4th Registry of Titles and Documents of Legal Entities of São Paulo-SP on September 17, 1956, and amendments registered with the 2nd Registry of Titles and Documents of Legal Entities of São Paulo-SP, and its last amendment dated as of November 1, 2019, registered with the 2nd Registry of Titles and Documents of Legal Entities of São Paulo-SP under No. 152.080, on January 21, 2020, represented by its quotaholder undersigned, Mr. Paulo Rodrigo Pecht, Brazilian citizen, married, accountant, bearer of the Identity Card RG under No. 25318910-X. enrolled with the CPF under No. 251.859.928-24 and with the Regional Accounting Council of the State of São Paulo under No. 1SP213429/O-7, resident and domiciled in the State of São Paulo, with offices in the same address as the represented, appointed as expert by the management of Banco Santander Brasil S.A. to proceed with the appraisal report of the net equity of Bosan Participações S.A. (“Company”) on June 30, 2020, summarized in Exhibit I, according to the accounting practices in Brazil, presents the results of its work below.

Purpose

2.	The appraisal report of the net book equity on June 30, 2020 of Bosan Participações

S.A. was prepared for the purpose of the merger of the Company into Banco Santander Brasil

S.A. on August 31, 2020.

Responsibility of the management regarding the accounting information

3.                        The management of the Company is responsible for the accounting bookkeeping and preparation of the accounting information in accordance with the accounting practices in Brazil, as well as responsible for the relevant internal controls that the management established as necessary to allow the preparation of such accounting information free of material misstatement, regardless of whether caused by fraud or error. The summary of the main accounting practices adopted by the Company is described in Exhibit II of the appraisal report.

Bosan Participações S.A.

Scope of work and responsibility of the independent auditors

4.                        Our responsibility is to express a conclusion on the book value of the net equity of the Company on June 30, 2020, based on the work conducted in accordance with the Technical Communication No. 03/2014 (R1) issued by the Brazilian Institute of Independent Auditors (IBRACON), which establish rules for the application of audit examination procedures in the balance sheet, and CTG 2002, issued by the Federal Accounting Council, which establish technical and professional standards to be observed by accountants for the issuance of appraisal reports. Thus, we are able to review the Company’s balance sheet in accordance with Brazilian and international auditing standards that requires the compliance with ethical requirements by the auditor and that the audit is planned and executed with the purpose of obtaining reasonable safety so that the evaluated net book equity to prepare our appraisal report is free from material misstatement.

5.                        An audit involves the execution of selected procedures to obtain evidence regarding accounted values. The selected procedures depend on the judgment of the auditor, including the risk assessment of material misstatement of the net equity, regardless of whether caused by fraud or error. In this risk assessment, the auditor considers the relevant internal controls to prepare the Company’s balance sheet to plan the audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of these internal controls of the Company. An audit also includes the assessment of the suitability of accounting policies and reasonableness of the accounting estimates made by the management. We believe that the audit evidence obtained is sufficient and appropriate to support our conclusion.

Conclusion

6.                        Based on this work, we conclude that the amount of BRL 700,624,940.21, according to the balance sheet on June 30, 2020, registered in the accounting books and summarized in Exhibit I represents, in all relevant aspects, the net book equity of Bosan Participações S.A., evaluated in accordance to the accounting practices in Brazil.

São Paulo, July 28, 2020

PricewaerhouseCoopers Auditores Independentes CRC 2SP000160/O-5

Paulo Rodrigo Pecht

Contador CRC 1SP213429/O-7

Exhibit I of the appraisal report of the net book equity evaluated according to the accounting books on July 28, 2020 Bosan Participações S.A.

Summarised balance sheet On June 30, 2020

Assets	Brazilian Reais	Liabilities and net equity	Brazilian Reais
Current assets	2,038,900.81	Current liability	1,851,458.75
Cash and cash equivalents Other	1,980,306.04 58,594.77	Tax and social security	1,851,458.75
receivables
Non-current assets	700,437,498.15	Total liabilities	1,851,458.75
Fixed assets
Investments	700,437,498.15	Net equity Corporate capital	617,175,011.00
		Legal reserve	4,707,496.08
		Statutory reserve	78,682,433.13
		Total net equity	700,624,940.21
Total assets	702,476,398.96	Total equity and liabilities	702,476,398.96

This Exhibit is an integral an inseparable part of the appraisal report of the net book equity evaluated according to the accounting books of Bosan Participações, issued by PricewaterhouseCoopers Auditores Independentes, dated as of July 28, 2020.

Exhibit II of the appraisal report of the net book equity evaluated according to the accounting books on July 28, 2020

Bosan Participações S.A.

Explanatory notes from the management regarding the balance sheet on June 30, 2020

In Brazilian Reais, except when indicated otherwise

1.           Basis for preparing the balance sheet and summary of the main accounting practices

The balance sheet on June 30, 2020 was prepared for the purpose of evaluating the net equity of Bosan Participações S.A. for its merger into Banco Santander (Brasil) S.A. on August 31, 2020.

The balance sheet on June 30, 2020 was prepared and it is being presented in accordance with the accounting practices in Brazil, including pronouncements issued by the Brazilian Accounting Practice Committee (CPC).

To prepare this financial information, it is necessary to use certain critical accounting estimates and the exercise of judgment by the management of the Company in the implementation process of the accounting practices. The areas requiring a higher level of judgment and that have greater complexity, as well as those whose assumptions and estimates are significant for the balance sheet, are disclosed below.

The most significant accounting practices used to prepare the balance sheet are presented below.

1.1.	Functional and presentation currency

The functional currency of the Company is Brazilian Real, same currency for the preparation and presentation of the Company’s balance sheet.

1.2.	Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits and other short-term highly liquid investments, with original terms of up to three months, and with an insignificant risk of change in its value.

1.3.	Ascertaining of income

The Company adopts the Accrual Basis for the registration of its transactions.

1.4.	Financial investments

Financial investments are stated at the acquisition cost, plus income earned on a pro rata basis and decreased from the provision for income tax and tax on financial transactions.

This Exhibit is an integral an inseparable part of the appraisal report of the net book equity evaluated according to the accounting books of Bosan Participações, issued by PricewaterhouseCoopers Auditores Independentes, dated as of July 28, 2020.

Exhibit II of the appraisal report of the net book equity evaluated according to the accounting books on July 28, 2020

Bosan Participações S.A.

Explanatory notes from the management regarding the balance sheet on June 30, 2020

In Reais, except when indicated otherwise

1.5.	Segregation of deadlines

The assets and liabilities due up to the end of the next fiscal year are classified as Current assets and liabilities and those exceeding this term as Non-current assets and liabilities.

1.6.	Rights and obligations

Updated to contractual rates and financial charges that do not exceed those on financial market, that are applicable by the Accrual Basis, so that reflect the amounts incurred up to the balance sheet date.

1.7.	Income tax and social contribution

The Income Tax and Social Contribution of the fiscal year are ascertained based on the real profits, considering the rates, exclusions and additions provided for in the tax legislation.

1.8.	Investments

The relevant investment on affiliated companies are evaluated on the equity method of accounting.

1.9.	Accounting estimates

The preparation of the financial statement requires that the management of the Company make estimates for the registration of certain transactions that affect its assets and liabilities, incomes and expenses, as well as the disclosure of information about its financial statement. The results of these transactions, when effective in subsequent periods, may differ from these estimates.

***

This Exhibit is an integral an inseparable part of the appraisal report of the net book equity evaluated according to the accounting books of Bosan Participações, issued by PricewaterhouseCoopers Auditores Independentes, dated as of July 28, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 29, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer